UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

List identifying information required to be furnished

by Diageo plc pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

1 – 30 April 2014

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Dr Humer and Ms Moriarty, a person discharging managerial responsibility (‘PDMR’) inform the company of their beneficial interests. (8 April 2014)	Announcement Company announces interim management statement for the 9 months ended 31 March 2014. (17 April 2014)

Announcement

Company notified of transactions in respect of the Diageo Share Incentive Plan and Ms Mahlan and PDMRs inform the Company of their interests therein.

Dr Humer informs the Company of his beneficial interests.

(10 April 2014)

Announcement

Company notified of transactions in respect of the company’s US Employee Stock Purchase Plan and Mr Menezes, Ms Mahlan and PDMRs inform the Company of their interests therein.

Mr Gosnell, a PDMR, informs the company of his beneficial interests

(24 April 2014)

Announcement Company announces tender offer for up to 26% of USL. (15 April 2014)	Announcement Company announces total voting rights for April 2014. (30 April 2014)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date: 7 May 2014	By: /s/ V Cooper
Name: V Cooper
Title: Senior Company Secretarial Assistant